Exhibit (a)(1)(I)

BRT REALTY TRUST

60 Cutter Mill Road

Suite 303

Great Neck, New York 11021

Telephone (516) 466-3100

Telecopier (516) 466-3132

www.BRTRealty.com

BRT REALTY TRUST ANNOUNCES PRELIMINARY

RESULTS OF ITS TENDER OFFER

Great Neck, New York — October 21, 2010 — BRT REALTY TRUST (NYSE:BRT) today announced the preliminary results of its tender offer to purchase up to 2,500,000 shares of beneficial interest at a price per share of $6.30, which expired at 5:00 p.m., New York City time, on October 21, 2010.  Based on the preliminary count by American Stock Transfer & Trust Company, the Depositary for the tender offer, approximately 147,390 shares of beneficial interest were properly tendered and not withdrawn. Accordingly, the company expects to accept for purchase a total of approximately 147,390 shares at a purchase price of $6.30 per share, for a total cost of approximately $928,560.

The number of shares tendered and not withdrawn are preliminary and are subject to verification by American Stock Transfer & Trust Company and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures).  The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process.  Promptly after such announcement, the Depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.

After giving effect to the results of the tender offer, the company expects to have approximately 13,932,845 shares of beneficial interest outstanding and approximately $55 million in cash and cash equivalents.

The Information Agent for the tender offer is Phoenix Advisory Partners.  The Depositary is American Stock Transfer & Trust Company, LLC.  For questions and information, please call the Information Agent toll free at (800) 576-4314.

Important Notice

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any BRT shares. The tender offer was made only pursuant to the offer to purchase, the letter of transmittal and related materials, which BRT distributed to shareholders and filed with the Securities and Exchange Commission.  Shareholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies, of the offer to purchase, the letter of transmittal and other related materials filed by BRT with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Phoenix Advisory Partners, the Information Agent, toll free at (800) 576-4314.

Forward-Looking Statements

All statements contained in this press release, other than statements of historical fact, are forward-looking statements, including statements regarding the tender offer.  Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words

“may,” “will,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions or variations thereof.  These statements are based on BRT’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on any forward-looking statements.

Contact:                 Simeon Brinberg or Asher Gaffney - (516) 466-3100